The Real Brokerage Inc. Announces Second Quarter 2022 Financial Results

TORONTO and NEW YORK August 11, 2022 -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSX: REAX), an international, technology-powered real estate brokerage, is pleased to announce it has filed its financial results for the three and six months ended June 30, 2022.

Additional information concerning Real's unaudited consolidated financial statements and related management's discussion and analysis for the six months ended June 30, 2022 can be found on the Company's profile at www.sedar.com.

Second Quarter Financial Highlights

• Revenue increased 386% year-over-year to $112.4 million.

• Gross profit grew 283% year-over-year to $9.3 million.

• Net operating loss was $4.2 million, compared to $2.8 million in Q2 2021.

• Operating expense as percentage of revenue decreased to 12%, compared to 23% in Q2 2021.

• Net loss attributable to owners of the Company was $4.2 million, compared to $2.9 million in Q2 2021.

• Loss per share was $0.02, compared to $0.03 in Q2 2021.

• Adjusted EBITDA loss was $2.0 million compared to an Adjusted EBITDA loss of $0.5 million in Q2 2021.

• Cash flow from operations increased 86% year-over-year to $1.3 million, while free cash flow increased 49% year-over-year to just over $1.0 million.

• As of June 30, 2022, the Company held $32.5 million in cash and cash equivalents and an additional $4.4 million held in investments in securities.

• The Company repurchased $1.2 million of common shares pursuant to its normal course issuer bid.

"We are pleased that Real continued to grow at a tremendous pace above many of our competitors in the industry during the second quarter," said Tamir Poleg, Chairman and Chief Executive Officer. "While we remain cautious in the current economic environment, we believe our strong agent count growth will likely offset any pressure from a potential market downturn. Our agent compensation structure along with our best-in-class technology and enterprising culture make us the right platform for agents through market cycles."

Operational Highlights

• Surpassed 5,600 agents at the end of Q2 2022, a 129% year-over-year increase.

• Subsequent to the end of the quarter in August, we reached the 6,000 agent milestone.

• The value of completed real estate transactions grew 357% year-over-year to $4.1 billion.

• For agents that closed a deal during Q2, commission revenue per agent was slightly over $41,000. These agents on average closed 3.8 transactions during the quarter.

• Operating expenses per transaction, excluding revenue share, declined to $892 in Q2 2022 from $1,180 in Q1 2022.

• Completed transactions grew 63% to over 10,000 in Q2 2022, compared to the prior consecutive quarter.

• Real expanded into Mississippi over the quarter to offer real estate brokerage services in 44 U.S. states, the District of Columbia and Alberta, Canada and Ontario, Canada as of June 30, 2022.

• As of June 30, 2022, Real's efficiency ratio, which is calculated as full-time employees (excluding Real Title) divided by the number of agents, increased to 1:62 from 1:55 at the end of Q1 2022.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. EST.

Conference Call Details:

Date:	Thursday, August 11, 2022
Time:	11:00 a.m. EST

Dial-in Number:	North American Toll Free: 877-545-0523
International: 973-528-0016
Access Code:	611683
Webcast:	https://www.webcaster4.com/Webcast/Page/2699/46223

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Passcode:	46223
Webcast Replay:	https://www.webcaster4.com/Webcast/Page/2699/46223

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included this non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table reconciles the non-IFRS measure to the most comparable IFRS measure for the three and six months ended June 30, 2022.  This measure does not have any standardized meaning under IFRS and is not a measure of financial performance under IFRS, and therefore, may not be comparable to similar measures presented by other companies.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real
The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 6,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com